

February 2, 2023

Davinder Singh
Chief Financial Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
Canada

> **Re: Tucows Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Fiscal Year Ended September 30, 2022**
> **File No. 001-32600**

Dear Davinder Singh:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology